November 23, 2009

VIA EDGAR

Rebecca Marquigny

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:       Principal Life Insurance Company Separate Account B (the “Registrant”)

Principal Investment Plus Variable Annuity Contract

File Numbers 333-116220 and 811-02091

Post-Effective Amendment No. 14 to the Registration Statement on Form N-4

Dear Ms. Marquigny:

Enclosed herein is Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for Principal Investment Plus Variable Annuity Contract.

On October 1, 2009, Registrant filed a post-effective amendment pursuant to paragraph (a) of Rule 485.  The filing was made to increase the maximum annual charge permitted for an optional rider.  The staff (“Staff”) of the Securities and Exchange Commission (“Commission”) provided oral comments on that filing on November 13, 2009 and requested that Registrant make revisions in response to the Staff’s comments in a new post-effective amendment filed pursuant to paragraph (a) of Rule 485.

The Staff’s comments and Registrant’s responses are as follows:

Comment 1.  Please revise the fee table disclosure of the GMWB riders to comply with General Instruction 5 to Item 3 of Form N-4.

Response.  Registrant has revised the fee table disclosure to provide the maximum and current annual charge for each of the GMWB riders.  Any variations in those charges are now disclosed in footnotes.

Comment 2.  In the fee table, please clarify how the GMWB charges are deducted.

Response.  Registrant has revised the disclosure to make more clear that the amount of the GMWB charge deducted each quarter equals one-fourth of the annual charge.  Also, Registrant has added references to the section of the prospectus where there is a full discussion of how and when the charges are deducted.

Comment 3.  Please confirm that the expense Examples are accurate.

Response.  Registrant confirms that the expense Examples are accurate.  The most expensive way to purchase the contract is with the GMWB 2-SL/JL and Premium Payment Credit Riders.  The most expensive underlying fund is the Alliance Bernstein VPS Small Cap Growth Portfolio (“Alliance Portfolio”) with total gross expenses of 1.80%.  There are other underlying funds with higher total gross expenses than the Alliance Portfolio but once contractual expense waivers are factored in, they all have net total expenses of less than 1.80%.  In Release IC-25802 (November 13, 2002), the Commission stated that “[w]e intend that the staff … permit expense examples to take into account contractual limitations on Portfolio Company operating expenses that require reimbursement or waiver of expenses, but only for the period of the contractual limitation.”  Therefore, Registrant believes that it is appropriate to use the Alliance Portfolio in the expense Examples.

Comment 4.  In the fee table and in the “Table Comparing GMWB Riders,” please clarify when a rider is deemed to have been issued.

Response.  Registrant has revised the disclosure to state that a rider is deemed to have been issued if the rider application is signed prior to the specified date.  Registrant does not require that it receive the signed rider application by the specified date.

*          *          *

Registrant acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility.  Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement.  Registrant represents to the Commission that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 under the Securities Act of 1933, Registrant and Princor Financial Services Corporation (the principal underwriter) intend to supplementally request that Post-Effective Amendment No. 14 be accelerated and declared effective on December 9, 2009, or as soon thereafter as practicable.

Please contact me if you have any questions concerning this filing.  Thank you for your time and consideration.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick

Counsel

711 High Street

Des Moines, Iowa 503092-0300

(515) 362-2384 (office)

(866) 496-6527 (facsimile)

pierick.jeff@principal.com

Enclosure

November 23, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Life Insurance Company Separate Account B (the “Registrant”)

            File Nos. 333-116220 and 811-02091

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Principal Life Insurance Company, on behalf of itself and Principal Life Insurance Company Separate Account B, hereby requests acceleration of that post-effective amendment no. 14 to the registration statement electronically filed via Edgar on Form N-4 (File Nos. 333-116220 and 811-02091) pursuant to Rule 485(a) under the Act on November 23, 2009, and requests that said post-effective amendment be declared effective on December 9, 2009, or as soon thereafter as practicable.

The undersigned is a vice president of the Registrant and is duly authorized to request accelerated effectiveness of the post-effective amendment to the registration statement.

Please contact Jeffrey M. Pierick at (515) 362-2384 if you have any question regarding this request.

Sincerely,

/s/ Michael D. Roughton

Vice President and Associate General Counsel

Principal Life Insurance Company

November 23, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Life Insurance Company Separate Account B

            File Nos. 333-116220 and 811-02091

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Princor Financial Services Corporation, the principal underwriter of the Principal Investment Plus Variable Annuity issued by Principal Life Insurance Company, hereby requests acceleration of that post-effective amendment no. 14 to the registration statement electronically filed via Edgar on Form N-4 (File Nos. 333-116220 and 811-02091) pursuant to Rule 485(a) under the Act on November 23, 2009, and requests that said post-effective amendment be declared effective on December 9, 2009, or as soon thereafter as practicable.

The undersigned is counsel of Princor Financial Services Corporation and is duly authorized to request accelerated effectiveness of the post-effective amendment to the registration statement.

Please contact Jeffrey M. Pierick at (515) 362-2384 if you have any question regarding this request.

Sincerely,

/s/ Jeffrey M. Pierick

Counsel

Princor Financial Services Corporation